

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2011

Via Email
Rosa Habeila Feliz Ruiz, President
Santo Pita Corporation
Plaza Tania, Romulo Betancourt No. 289 Local 306
Bella Vista, Santo Domingo, Dominican Republic

> **Re:** **Santo Pita Corporation**
> **Amendment No. 3 on Registration Statement on Form S-1**
> **File No. 333-169503**
> **Filed March 9, 2011**

Dear Ms. Feliz Ruiz:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment one of our letter dated February 14, 2011, and we reissue it in part. Please revise your registration statement to clarify whether Ms. Lysiak or Ms. Feliz Ruiz became involved with Santo Pita subject to a plan, agreement, or understanding that they would solicit, participate in, or facilitate the sale of the company to (or a business combination with) a third party looking to obtain or become a public reporting entity. Also, please clarify whether Santo Pita has had substantive discussions with Ms. Lysiak or any other person regarding the possibility of a sale of the company to (or a business combination with) a third party looking to obtain or become a public reporting entity, including any investment firm, finder, or consultant.

Prospectus Summary, page 6

2.   We note your response to comment four of our letter dated February 14, 2011, and we
        reissue it in part. You disclose that you "believe the funds from the offering will be
        enough to develop our growth strategy and implement our business plan." Since you
        have less than $20,000 in cash as of October 31, 2010, and your disclosure on page 53
        indicates that you will need $290,000 in cash for 12 months of operations, please revise
        here, MD&A and where appropriate to reconcile the apparent discrepancy and further
        clarify your liquidity needs.

3.   Similarly, we note your response to comment five of our letter dated February 14, 2011.
        It is unclear if you will have $5,000 to $10,000 of net private offering proceeds to spend
        on your initial marketing plans. Your revised disclosure clarifying your liquidity needs
        should address the significant, planned expenditures such as your stated marketing needs.
        Please revise accordingly.

4.   Also, please reconcile your disclosures in risk factor five regarding the funds necessary to
        implement your business plan with the disclosure on page 23 that you need $35,000 to
        develop your website. See comment six from our letter dated February 14, 2011.

Description of Business, page 21

5.   We note your response to comment eight of our letter dated February 14, 2011. We also
        note disclosure on page 35 that you will need $35,000 to develop the video to video
        capability and USB camera functions. You indicate on page 29 that certain software and
        hardware integration will be "completed … by the end of June 2012." Please revise here,
        page 29 and where appropriate to clarify the basis for, and assumptions underlying, your
        belief that you will have the necessary funding and meet the stated milestone by June
        2012.

6.   We note your response to comment 11 of our letter dated February 14, 2011, and we
        reissue it in part. You indicate that your informational dental platform, i.e. your dental
        reference website, will be online by the end of June 2011, while your "interactive social
        media platform" will be online by August 2011. Please revise to clarify what you mean
        by "interactive social media platform," and what features will be available by August
        2011. Further, you describe your portal as a "simple and easy to use solution that helps
        manage administrative communicative and formative functions" on page 29, but do not
        provide a plain English description of your web portal as it will exist by August 2011.
        Please revise accordingly.

7.   We reissue prior comment 12 of our letter dated February 14, 2011. You indicate on

pages 6, 22-23, and 27 that you are a franchisor of DRDIENTESBLANCOS franchises, which involves selling Beaming White equipment and kits. However, it is unclear what you mean by "franchise" and whether your operations will consist of any steps beyond selling Beaming White equipment and kits and training to use the equipment. Please clarify, for example, what ongoing services you will provide your franchisees and how you will be compensated for these services. We also note that Exhibit 10.4 does not appear to address you as a franchisor or franchisee, and it is unclear if you anticipate entering into a franchise agreement with Beaming White in addition to the IP agreement. Please revise or advise. Your revised disclosure should clarify how your franchise operations differ from being a distributor of Beaming White equipment.

8.   Please revise the disclosure of your belief that "[m]ost of the information is freely available on the internet..." to address the extent to which information provided by dental institutes, associations, or other sources are protected by copyright.

9.   Please revise to clarify how long you have been actively selling or marketing your franchises and whether you have sold any franchises or kits to date.

10.   Please clarify whether you will be an operator of Beaming White equipment in addition to being a franchisor. We note disclosure on page 28 that you will hire operators for the machines and you plan to charge $80-$100 for treatments. If you are solely a franchisor, it is unclear why you would hire operators of the machines or charge anyone for treatments.

Financial Statements

General

11.   Please provide a currently dated consent from your independent accountant for amendments over 30 days and note the updating requirements of Article 8-08 of Regulation S-X.

12.   Tell us about your relationship with Galina's Tailoring and Alterations (ownership interest, employee, etc.) and how this entity's operations are related to your business plan as described on page 16.

Statement of Stockholders' Equity, page 38

13.   We note your disclosures in Item 5(f) – Sale of Unregistered Securities on page 21, Item 15 – Recent Sales of Unregistered Securities on page 45 and elsewhere in your registration statement that you issued 960,000 shares on December 17, 2010 for $19,200. It appears that these shares are recorded in your financial statements for the period ended November 30, 2010. Tell us why the shares issued subsequent to November 30, 2010 are

included in your financial statements for the period ended November 30, 2010 or revise
your financial statements as appropriate.

Notes to Financial Statements

Note 1. Organization, Operations and Summary of Significant Accounting Policies

Fiscal Year, page 40

14.   We note your disclosure here that you have selected November 30 as your fiscal year
        end. However, we note your disclosure on page 34 that your fiscal year ends December
        31st. Please revise or advise.

Management Discussion and Analysis, page 48

Plan of Operation, page 48

15.   We note your responses to comment 13 and 14 of our letter dated February 14, 2011, and
        we reissue them. We are unable to locate disclosure responsive to the comments. Please
        revise accordingly.

Liquidity and Capital Resources, page 52

16.   We note your response to comment 15 of our letter dated February 14, 2011, and we
        reissue it. Please revise this section to clarify your cash needs for the next twelve
        months. We note the reference to $290,000. You should discuss your short and long
        term cash needs. See Instruction 5 to Item 303(a). Also, please disclose your current
        cash balance at the most recent date practicable prior to the filing your amendment.

Directors and Executive Officers, page 53

17.   We note your response to comment 16 of our letter dated February 14, 2011. It appears
        that you should clarify that Ms. Feliz Ruiz's contribution or activities at Santo Pita may
        be interrupted by her unrelated consulting and marketing business activities, and that her
        activities at Santo Pita may be interrupted by her studies at dental school. Please revise
        or advise.

Transactions with Related Persons, Promoters and Certain Control Persons, page 55

18.   We note your response to comment 18 of our letter dated February 14, 2011, and we
        reissue it. Your response letter indicates that the 33,333,333 shares were the initial shares
        of Ms. Feliz Ruiz issued on July 8, 2009, but your disclosure on pages 42, 46, 52, 55, 58,
        60, and 64 indicates that Ms. Feliz Ruiz received 33,333,333 shares of common stock on

July 30, 2010 for $5,000. Further, your beneficial ownership table on page 58 indicates that Ms. Feliz Ruiz currently owns only 33,333,333 shares of common stock at the date of your prospectus. Please revise to clarify this discrepancy.

You may contact Raj Rajan at (202) 551-3394 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director